EXHIBIT 99.2

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

AND

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the years ended December 31, 2008, 2007 and 2006. This report is dated March 24, 2009 and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2008, 2007 and 2006, the Company’s Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 20-F filed on EDGAR at www.sec.gov/edgar.shtml.  Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net.  As the Company has no operating project at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings.  All amounts contained in this document are stated in Canadian dollars unless otherwise disclosed.

Company Overview
Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America.  The Company is designed to provide its shareholders with exceptional leverage to a rising gold price.  The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own.  The Company will either sell projects or participate in joint ventures towards production with major mining companies.  During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Subsequently, the Company acquired a 100% interest in the Noche Buena project in Mexico.  As the price of gold has moved higher over the past several years, Seabridge has commenced exploration activities and engineering studies at several of its projects.  The Company sold the Noche Buena project for US$25 million ($30,842,000) in December 2008.  Seabridge’s principal projects include the Courageous Lake property located in the Northwest Territories and the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia.  Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the NYSE Amex stock exchange under the symbol “SA”.

Selected Annual Information
Summary operating results ($)	2008	2007	2006
Interest income	621,000	823,000	363,000
Gain on sale of Noche Buena project	19,891,000	-	-
Operating costs	5,216,000	6,984,000	5,658,000
Profit (Loss)	10,290,000	(5,542,000)	(3,300,000)
Basic Profit (Loss) per share	0.28	(0.15)	(0.10)
Diluted Profit (Loss) per Share	0.27	(0.15)	(0.10)

Summary balance sheets ($)	2008	2007	2006
Current assets	39,323,000	25,698,000	6,855,000
Mineral interests	69,029,000	62,668,000	53,262,000
Total assets	109,802,000	89,862,000	61,244,000
Total long-term liabilities	1,999,000	2,436,000	1,530,000

Results of Operations
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
The net profit for the year ended December 31, 2008 was $10,290,000 or $0.28 per share compared to a net loss of $5,542,000 or $0.15 per share for 2007.  In December 2008, the Company sold the Noche Buena project for gross proceeds of US$25 million ($30,842,000) and recorded a net gain of $19,891,000 before income taxes of $5,593,000.  For both years, income tax recoveries ($587,000 in 2008 and $620,000 in 2007) were reported relating to the renouncing of Canadian Exploration Expenses to the investors of flow-through financings. The Company’s interest income from cash investments was down in 2008, at $621,000 compared with $823,000 in 2007 with lower cash balances to invest and lower interest rates. Corporate and general expenses were lower in 2008 compared to 2007, as stock option expenses were $1,852,000 compared to $2,830,000 and bonus grants were higher in 2007.  In 2008, the Company reported a gain on foreign exchange of $378,000 compared to a loss in 2007 of $296,000 as the US dollar and Mexican peso moved favourably compared to the Canadian dollar.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
The net loss for the year ended December 31, 2007 was $5, 542,000 or $0.15 per share compared to a net loss of $3,300,000 or $0.10 per share for 2006.  For both years, reported losses were reduced due to the recognition of income tax recoveries ($620,000 in 2007 and $1,906,000 in 2006) relating to the renouncing of Canadian Exploration Expenses to the investors of flow-through financings. The Company’s interest income from cash investments was up considerably at $823,000 compared with $363,000 in 2006 with higher cash balances resulting primarily from the exercise of share purchase warrants for proceeds of $27 million. Corporate and general expenses were higher in the 2007 period due to activity levels, bonus payments and stock option compensation expenses of $2,830,000 (2006 - $1,979,000), resulting mainly from the vesting of stock options granted in 2006 due to the increase in the Company’s share price.  At December 31, 2006, the Company wrote down the value of its investment in Atlas Precious Metals Inc. amounting to $749,000 as that company was not able to secure financing due to perceived political risks in the jurisdiction where its main asset was located.

Quarterly Information
Selected financial information for each of the last eight quarters ended December 31, 2008 is as follows (unaudited):

	4th Quarter Ended December 31, 2008		3rd Quarter Ended September 30, 2008		2nd Quarter Ended June 30, 2008		1st Quarter Ended March 31, 2008
Revenue	$	Nil	$	Nil	$	Nil	$	Nil
Profit (Loss) for period		$13,396,000		$(895,000)		$(1,305,000)		$(906,000)
Basic profit (loss) per share		$0.35		$(0.02)		$(0.03)		$(0.02)
Diluted profit (loss) per share		$0.34		$(0.02)		$(0.03)		$(0.02)

	4th Quarter Ended December 31, 2007		3rd Quarter Ended September 30, 2007		2nd Quarter Ended June 30, 2007		1st Quarter Ended March 31, 2007
Revenue	$	Nil	$	Nil	$	Nil	$	Nil
Loss for period		$(1,336,000)		$(1,473,000)		$(1,947,000)		$(786,000)
Basic loss per share		$(0.04)		$(0.04)		$(0.05)		$(0.02)
Diluted loss per share		$(0.04)		$(0.04)		$(0.05)		$(0.02)

The loss in the second and third quarters of 2007 and the second quarter of 2008 were higher than other quarters due to the stock option compensation expense for the vesting of two-tiered stock options.

The significant profit for the fourth quarter of 2008 was due to the $19.9 million gain from the sale of the Noche Buena project in Mexico net of an income tax provision of $5.6 million.

Mineral Interest Activities
During the year ended December 31, 2008, the Company incurred expenditures of $14,789,000 on mineral interests compared to $9,451,000 in the year ended December 31, 2007. In 2008, expenditures were mainly for the exploration drilling program and engineering, environmental and metallurgical studies at the KSM project.  In addition in 2008, on the Noche Buena project, $1.8 million was spent on the surface rights acquisition costs.  In December 2008, the Company sold the project for US$25 million ($30,842,000) in cash less a sales commission of $2,538,000 and realized a net gain of $19,891,000 before income taxes.  A further US$5 million is payable by the purchaser upon commencement of commercial production from the property and a 1.5% net smelter royalty is payable on all production of gold sold for US$800 per ounce or greater.

At KSM, another drilling program is planned for 2009, and also, a new mineral resource calculation and an updated Preliminary Assessment will be completed.

Liquidity and Capital Resources
During 2009, the Company plans to continue to advance its two major gold projects, KSM and Courageous Lake in order to either sell them or joint venture them towards production with major mining companies.  In addition, it will seek to sell off its other properties. At December 31, 2008, the Company’s working capital position was $30.6 million which should allow the Company to continue its major development plans for 2009 and continue ongoing operating activities through at least 2011.

The ability of the Company to successfully acquire additional advanced-stage gold projects or to advance the projects already acquired is conditional on its ability to secure financing when required. The Company proposes to meet any additional cash requirements through equity financings and/or the sale of non-core assets. In light of the continually changing financial markets, there is no assurance that new funding will be available at the times required or desired by the Company.

Year Ended December 31, 2008
The Company’s working capital position, at December 31, 2008, was $30,628,000 up from $25,020,000 at the end of 2007.  In 2008, the Company received $30,842,000 from the sale of the Noche Buena project which produced a net gain of $19,891,000 before income taxes.  In addition, during 2008, $383,000 was received from the exercise of stock options while in 2007 it received $31,327,000 from the exercise of warrants and options.  Cash in 2008 was used for expenditures on exploration principally the KSM project ($10.8 million) and at the Noche Buena project on the surface rights acquisition costs of $1.8 million.  A further $2.6 million was spent on commissions and other costs in connection with the sale of the project.

Cash and short-term deposits at December 31, 2008 totalled $38,995,000, up from $25,038,000 at December 31, 2007.  Operations activities used only $2,552,000 in 2008 compared to $3,350,000 in the prior year due. In 2008, investor activities and corporate costs were slightly higher while compensation costs were down significantly from 2007 Cash expenditures on mineral interests were $14,706,000 compared to the $8,351,000 cash expenditures in 2007. In addition, the Company received $30,842,000 from the sale of the Noche Buena project.

Contractual Obligations ($,000)		Payments due by period
	Total	2009	2010-12	2013-14	After 2014
Mineral interests	9,877	1,244	4,317	2,894	1,422
Reclamation liabilities	1,999	-	189	-	1,810
Business premises operating lease	377	113	264	-	-
	12,253	1,357	4,770	2,894	3,232

Amounts shown for mineral interests include option payments and mineral lease payments that are required to maintain the Company’s interest in the mineral projects.

Outlook
During 2009, the Company plans to continue to advance its two major gold projects, KSM and Courageous Lake in order to either sell them or joint venture them towards production with major mining companies.  In addition, it will seek to sell off its other properties while at the same time ensuring that funding is available for its project holding costs and other corporate requirements.

Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2008, the Company's management, with the participation of the CEO and CFO, has evaluated the effectiveness of the Company's disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators and has concluded that such controls and procedures are effective.

Internal Controls Over Financial Reporting
The Company’s management, under the supervision of the CEO and the CFO, are responsible for establishing and maintaining the Company’s internal controls over financial reporting.   Management conducted an evaluation of internal controls over financial reporting based on the framework established in “Internal Control – Integrated Framework”  issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that the Company’s internal controls over financial reporting were effective as at December 31, 2008.

Shares Issued and Outstanding
At March 24, 2009, the issued and outstanding common shares of the Company totalled 37,386,185.  In addition, there were 1,400,000 stock options granted and outstanding (of which 225,000 were unexercisable).  On a fully diluted basis there would be 38,761,185 common shares issued and outstanding.

In addition to the 1,400,000 options outstanding, there were 515,000 options granted to officers and directors in December 2008 which are subject to amendments in the share option plan and the approval of shareholders at the next meeting of shareholders.   In addition, there were 10,000 one-year options granted to a consultant in September 2008, which vest only after certain services have been rendered.  The terms of the services have not been completed at March 24, 2009.

Related Party Transactions
During the year ended December 31, 2008, a private company controlled by a director of the Company was paid $14,800 (2007 - $33,300) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $250,000 (2007 - $360,000) for corporate consulting services rendered; a third director was paid $16,600 (2007 - $17,300) for geological consulting.  These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Changes in Accounting Policies
The Company has adopted the following new accounting policies effective January 1, 2008 as issued by the Canadian Institute of Chartered Accountants (“CICA”):

Capital Disclosures
In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed.  The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclose whether or not it has complied and the consequences of non-compliance with any capital requirements to which it is subject.  The Company has included disclosures recommended by the new Handbook section in Note 6 to the consolidated financial statements for the year ended December 31, 2008.

Financial Instruments – Disclosures and Financial Instruments - Presentation
In December 2006, the CICA issued Handbook Section 3862 Financial Instruments – Disclosures and Section 3863 Financial Instruments – Presentation.  Section 3862 modifies the disclosure requirements of Section 3861 Financial Instruments - Disclosures and Presentation including required disclosure of the assessment of the significance of financial instruments for an entity’s financial position and performance; and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. Section 3863 carries forward the presentation related requirements of Section 3861.  The Company has included disclosures recommended by the new handbook section in Note 8 to the consolidated financial statements for the year ended December 31, 2008.

Changes in Accounting Standards Not Yet Adopted
Goodwill and Intangible Assets
In February 2008, the CICA issued Handbook Section 3064 Goodwill and Intangible Assets which is required to be adopted for fiscal years beginning on or after October 1, 2008.  This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition by profit-oriented enterprises.  The Company is currently evaluating the impact of this new standard.

International Financial Reporting Standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public accountable companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company has begun assessing the adoption of IFRS for 2011, and the identification of the new standards and their impact on financial reporting.  At this time, the Company has not determined the impact of the transition to IFRS.

Business Combinations, Consolidated Financial Statements, Non-controlling Interests
The CICA issued Handbook Sections 1582 Business Combinations, 1601 Consolidated Financial Statements and 1602 Non-controlling Interests and are effective for years beginning on or after January 1, 2011.  These Handbook Sections replace 1581 Business Combinations and 1600 Consolidated Financial Statements and establish a new Section for accounting for non-controlling interest in a subsidiary.  The Company is currently evaluating the impact of these new standards.

Risks and Uncertainties
Exploration and Development Risks
The business of exploring for minerals involves a high degree of risk. Attracting and maintaining educated and knowledgeable technical personnel may be difficult at times. Few properties that are explored are ultimately developed into producing mines. At present, none of the Company’s properties have a known body of commercial ore. The mineral resource estimates set out herein are not mineral reserves and do not have demonstrated economic viability. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation.

Financing Risks
The Company has limited financial resources, has no operating cash flow and has no assurance that sufficient funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible forced sale or loss of such properties. The Company will require additional financing if ongoing exploration of its properties is warranted.

Mineral Interests
Mineral interests represent the capitalized expenditures related to the exploration and development of mineral properties.  Upon commencement of commercial production, all related capital expenditures for any given mining interest are amortized over the estimated economic life of the property.  If a property is abandoned or deemed economically unfeasible, the related project balances are written off.

Critical Accounting Estimates
Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration expenditures as well as the value of stock-based compensation.  Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The Company used historical data to determine volatility in accordance with the Black-Scholes model. However, the future volatility is uncertain and the model has its limitations.
The Company’s recoverability of its recorded value of its mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

Forward Looking Statements
These consolidated financial statements and management’s discussion and analysis contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Management’s Report
The management of Seabridge Gold Inc. is responsible for the preparation of the consolidated financial statements as well as the financial and other information contained in the Annual Report, Annual Information Form and Annual Report on Form 20F. Management maintains an internal control system in order to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts determined in accordance with estimates and judgments made by management. KPMG LLP, the external auditors, express their opinion on the consolidated financial statements in the annual report.

The Board of Directors, through the Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.

The consolidated financial statements of the Company have been approved by the Board of Directors.

/s/ Rudi P. Fronk Rudi P. Fronk President & CEO March 24, 2009	/s/ Roderick Chisholm Roderick Chisholm Chief Financial Officer March 24, 2009

Auditors' Report to the Shareholders
We have audited the consolidated balance sheets of Seabridge Gold Inc. as at December 31, 2008 and December 31, 2007 and the consolidated statements of operations and deficit, comprehensive income, accumulated other comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 20, 2009

Consolidated Balance Sheets December 31, 2008 and 2007 (in Canadian dollars)

	2008	2007

ASSETS
Current Assets
Cash and cash equivalents (Note 3)	$8,098,982	$13,480,147
Short-term deposits (Note 3)	30,895,622	11,557,493
Amounts receivable and prepaid expenses	237,894	420,069
Marketable securities	90,758	240,695
	39,323,256	25,698,404

Mineral Interests (Note 4)	69,028,974	62,667,850

Reclamation Deposits (Note 5)	1,324,400	1,305,171

Property and Equipment	124,930	190,308
	$109,801,560	$89,861,733

LIABILITIES
Current liabilities
Accounts payable and accruals	$3,368,963	$678,827
Income taxes payable (Note 4(i))	5,326,034	-
	8,694,997	678,827

Provision for Reclamation Liabilities (Note 5)	1,998,988	1,849,475
Future Income Tax Liabilities (Notes 6 and 9)	-	586,562
	10,693,985	3,114,864

SHAREHOLDERS’ EQUITY (Note 6)
Share Capital	110,220,772	109,736,473
Stock Options	6,033,805	4,282,974
Contributed Surplus	19,500	19,500

Deficit	(17,061,209)	(27,350,897)
Accumulated Other Comprehensive Loss	(105,293)	58,819
	99,107,575	86,746,869
	$109,801,560	$89,861,733

COMMITMENTS (Note 10)
SUBSEQUENT EVENTS (Note 4(d)) See accompanying notes to consolidated financial statements

On Behalf of the Board of Directors

/s/ Rudi P. Fronk Rudi P. Fronk Director	/s/ James S. Anthony James S. Anthony Director

Consolidated Statements of Operations and Deficit For the Years Ended December 31, 2008, 2007 and 2006 (in Canadian dollars)

	2008	2007	2006

Expenditures
Corporate and general expenses	$(5,594,818)	$(6,688,504)	$(4,747,724)
Gain on sale of Noche Buena project	19,891,071	-	-
Interest income	621,099	822,563	362,957
Gain on sale of marketable securities	-	-	88,800
Write-down of investment (Note 4(c))	-	-	(749,450)
Foreign exchange (gains) losses	378,325	(295,843)	(161,267)

Income (Loss) Before Income Taxes	15,295,677	(6,161,784)	(5,206,684)
Income (taxes) recoveries (Notes 6(a)(ii) and 9)	(5,005,989)	620,000	1,906,684

Net Profit (Loss) for Year	10,289,688	(5,541,784)	(3,300,000)
Deficit, Beginning of Year	(27,350,897)	(21,809,113)	(18,509,113)

Deficit, End of Year	$(17,061,209)	$(27,350,897)	$(21,809,113)

Profit (Loss) per Share – basic	$0.28	$(0.15)	$(0.10)
Profit (Loss) per Share – diluted (Note 2(k))	$0.27	$(0.15)	$(0.10)
Weighted Average Number of Shares Outstanding - Basic	37,327,201	35,991,034	33,458,517
Weighted Average Number of Shares Outstanding - Diluted	37,867,620	35,991,034	33,458,517

Consolidated Statements of Comprehensive Income For the Years Ended December 31, 2008, 2007 and 2006 (in Canadian dollars)

	2008	2007	2006

Net Profit (Loss) for Year	$10,289,688	$(5,541,784)	$(3,300,000)
Other Comprehensive (Loss) Income	(164,112)	58,819	-
Comprehensive Income (Loss)	$10,125,576	$(5,482,965)	$(3,300,000)

Consolidated Statements of Accumulated Other Comprehensive Loss For the Years Ended December 31, 2008, 2007 and 2006 (in Canadian dollars)

	2008	2007	2006

Balance, Beginning of Year	$(58,819)	$-	$-
Other Comprehensive Loss (Income)	164,112	(58,819)	-
Balance, End of Year	$105,293	$(58,819)	$-

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows For the Years Ended December, 2008, 2007 and 2006 (in Canadian dollars)

	2008	2007	2006

Cash Used for Operations
Net profit (loss) for year	$10,289,688	$(5,541,784)	$(3,330,000)

Items not involving cash
Gain on sale of Noche Buena project	(19,891,071)	-	-
Stock option compensation	1,852,004	2,830,270	1,978,807
Write-down of investment	-	-	749,450
Unrealized foreign exchange gains	(266,524)	-	(53,768)
Accretion (Note 5)	158,713	145,665	123,214
Amortization	40,754	24,761	2,611
Income tax recoveries	(586,562)	(620,000)	(1,906,684)
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	182,175	(327,520)	32,269
Accounts payable and accruals	76,063	138,540	43,793
Income taxes payable	5,592,558	-	-
	(2,552,202)	(3,350,068)	(2,330,308)

Investing Activities
Mineral interests	(14,706,219)	(8,350,885)	(14,571,174)
Proceeds on sale of Noche Buena project	30,842,488	-	-
Short-term deposits	(19,338,129)	(11, 557,493)	5,871,753
Reclamation deposits	(19,229)	(200,000)	(20,900)
Property and Equipment	9,000	(174,339)	(30,921)
	(3,212,089)	(20, 282,717)	(8,751,242)

Financing Activities
Issue of share capital and warrants	383,126	31,327,426	12,545,702

Net Cash (Used for) Provided	(5,381,165)	7,694,641	1,464,152

Cash and Cash Equivalents, Beginning of Year	13,480,147	5,785,506	4,321,354

Cash and Cash Equivalents, End of Year	$8,098,982	$13,480,147	$5,785,506

Cash and Cash Equivalents, End of Year:
Cash and cash equivalents	$8,098,982	$13,480,147	$5,578,691
Cash held for exploration expenditures	-	-	206,815
	$8,098,982	$13,480,147	$5,785,506
Supplementary Non-cash Investing Activities
Changes in Liabilities in Mineral Interests	$94,251	$1,054,875	$(300,248)
Unpaid Commissions on Sale of Noche Buena	$2,505,647	$-	$-

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements
At December 31, 2008 and 2007 and
For the Years Ended December 31, 2008, 2007 and 2006
(in Canadian dollars, except where noted)

1.	NATURE OF OPERATIONS

The Company is engaged in the acquisition, exploration and development of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage. The ability of the Company to carry out its business plan rests with its ability to continue to secure equity financings and/or the sale or joint venture of its properties.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.

The consolidated financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

Principles of Consolidation
These consolidated financial statements include the accounts of Seabridge Gold Inc. and its wholly-owned subsidiaries, Seabridge Gold Corp., a company incorporated under the laws of the State of Nevada, USA, 5073 N.W.T. Limited, a company incorporated under the laws of the Northwest Territories of Canada; Pacific Intermountain Gold Inc. (“PIGCO”), a company incorporated under the laws of the State of Nevada, USA and Minera Seabridge Gold SA de CV, a company incorporated in Mexico in 2006 to hold the Noche Buena project. The Mexican company and project were sold in December 2008.  All significant inter-company transactions and balances have been eliminated.

Mineral Interests
Direct property acquisition costs, advance royalties, holding costs, field exploration and field supervisory costs relating to specific properties are deferred until the properties are brought into production, at which time, they will be amortized on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made. The recovery of costs of mining claims and deferred exploration is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development and future profitable production or proceeds from disposition of such properties.

The Emerging Issues Committee of the CICA issued EIC-126 – “Accounting by Mining Enterprises for Exploration Costs” which interprets how Accounting Guideline No. 11 entitled Enterprises in the Development Stage - (AcG-11) affects mining companies with respect to the deferral of exploration costs.  EIC-126 refers to CICA Handbook Section 3061 "Property, Plant and Equipment", paragraph 21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the Committee’s consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG-11 regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the Committee’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG-11 and CICA Handbook sections relating to long-lived assets in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required.  Any resulting write-downs are charged to the statement of operations. In February 2009, Draft EIC D78 was issued which proposes changes to EIC -126 to provide additional guidance for mining exploration enterprises on when an impairment test is required.

The Company considers that exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs. Furthermore, pursuant to EIC-126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11 exist.

AcG 11 also provides guidance on measuring impairment of when pre-operating costs have been deferred. While this guidance is applicable, its application did not result in impairment.

        Asset Retirement Obligations
The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which they occur and/or in which a reasonable estimate of such costs can be made using the total undiscounted cash flows required to settle estimated obligations, estimated expected timing of cash flow payments required to settle the obligations and estimated credit-adjusted risk-free discount rates and inflation rates (see Note 5).

        Stock-based Compensation
The Company applies the fair value method for stock-based compensation and other stock-based payments.  Options are valued using the Black Scholes option-pricing model and other models for the two-tiered options as may be appropriate. The resulting value is charged against income over the anticipated vesting period of the option (see Note 6(b)). The Company reviews estimated forfeitures of options on an ongoing basis.

e)	Property and Equipment
Property and Equipment are carried at cost less accumulated amortization. Amortization is provided using the straight-line method at an annual rate of 20% from the date of acquisition.

f)	Cash and Short-term Deposits
Cash and short-term investments consist of balances with banks and investments in money market instruments. These investments are carried at fair value. Cash and cash equivalents consist of investments with maturities of up to 90 days at the date of purchase. Short-term deposits consist of investments with maturities greater than 90 days at the date of purchase.

g)	Marketable Securities
Short-term investments in marketable securities accounted for as available for sale securities are recorded at market value. The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss. The securities are recorded at market value at December 31, 2008 and 2007.

h)	Flow-through Shares
The Company financed a portion of its exploration and development activities through the issue of flow-through shares.  Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers.  When the renunciation is made, the tax value of the renunciation is recorded as a liability and charged against share capital. Where the Company has a valuation allowance, which reduces future income tax assets, the valuation allowance is reduced and an income tax recovery is recorded in the statement of operations.

i)	Translation of Foreign Currencies
The functional currency of the Company and its subsidiaries is considered to be the Canadian dollar. Foreign currency transactions entered into by the Company and financial statements of integrated foreign operations are translated using the temporal method.  Under this method, monetary assets and liabilities are translated at year-end rates of exchange, non-monetary assets and liabilities are translated at historic rates of exchange and statement of operations items are translated at average exchange rates prevailing during the year.  Exchange gains and losses on foreign currency transactions and foreign currency denominated balances are included in the statement of operations.

j)	Income Taxes
The Company accounts for income taxes using the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in tax rates enacted is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

k)	Loss Per Share
Basic (profit) loss per share of common stock is computed based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share which assumes that stock options with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the year, or time of issue.  Stock options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted profit per share as the effect is anti-dilutive. There were 305,000 options which were not included in the diluted profit per share as they would be anti-dilutive.  As the Company incurred net losses for the years ended December 31, 2007 and 2006, all outstanding options and warrants have been excluded from the calculation of diluted loss per share for those years.  The diluted weighted average number of common shares for the year ended December 31, 2008 was as follows:

Basic weighted average number of common shares outstanding for 2008	37,327,201
Incremental number of common shares on assumed exercise of stock options	540,419
Weighted average number of common shares used for diluted profit per share	37,867,620

l)	Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported year. The most significant estimates relate to the carrying values of exploration properties, accrued liabilities and contingencies, valuation of stock options and calculations of future income tax assets.  Actual results could be materially different from those estimates.

m)	Changes in Accounting Policies
The Company has adopted the following new accounting policies effective January 1, 2008 as issued by the Canadian Institute of Chartered Accountants (“CICA”):

Capital Disclosures
In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed.  The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclose whether or not it has complied and the consequences of non-compliance with any capital requirements to which it is subject.  The Company has included disclosures recommended by the new Handbook section in Note 6 to the consolidated financial statements for the year ended December 31, 2008.

Financial Instruments – Disclosures and Financial Instruments - Presentation
In December 2006, the CICA issued Handbook Section 3862 Financial Instruments – Disclosures and Section 3863 Financial Instruments – Presentation.  Section 3862 modifies the disclosure requirements of Section 3861 Financial Instruments - Disclosures and Presentation including required disclosure of the assessment of the significance of financial instruments for an entity’s financial position and performance; and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. Section 3863 carries forward the presentation related requirements of Section 3861.  The Company has included disclosures recommended by the new handbook section in Note 8 to the consolidated financial statements for the year ended December 31, 2008.

n)	Changes in Accounting Policies Not Yet Adopted
Goodwill and Intangible Assets
In February 2008, the CICA issued Handbook Section 3064 Goodwill and Intangible Assets which is required to be adopted for fiscal years beginning on or after October 1, 2008.  This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition by profit-oriented enterprises. The Company is currently evaluating the impact of this new standard.

International Financial Reporting Standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public accountable companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company has begun assessing the adoption of IFRS for 2011, and the identification of the new standards and their impact on financial reporting.  At this time, the Company has not determined the impact of the transition to IFRS.

Business Combinations, Consolidated Financial Statements, Non-controlling Interests
The CICA issued Handbook Sections 1582 Business Combinations, 1601 Consolidated Financial Statements and 1602 Non-controlling Interests and are effective for years beginning on or after January 1, 2011.  These Handbook Sections replace 1581 Business Combinations and 1600 Consolidated Financial Statements and establish a new Section for accounting for non-controlling interest in a subsidiary.  The Company is currently evaluating the impact of these new standards.

3.	CASH AND CASH EQUIVALENTS AND SHORT-TERM DEPOSITS

	2008	2007
Cash	$8,098,982	$1,416,376
Canadian bank guaranteed notes	30,895,622	23,621,264
	38,994,604	25,037,640
Short-term deposits	(30,895,622)	(11,557,493)
Cash and cash equivalents	$8,098,982	$13,480,147

Short-term deposits consist of Canadian Schedule A bank guaranteed notes with a term of one year to December 2009.  The short-term deposits amounting to $30,895,622 held at December 31, 2008 were issued for a one year period in December 2008 but are cashable in whole or in part with interest at any time to maturity.  All of the cash is held in a Canadian Schedule A bank.

4.	MINERAL INTERESTS
Expenditures made on account of mineral interests by the Company were as follows:

		2008
Property and Expense	Balance, December 31, 2007	Expenditures	Recoveries	Balance, December 31, 2008
Courageous Lake
Acquisition costs	$8,402,305	$100,000	$-	$8,502,305
Deferred exploration	12,688,309	717,532	-	13,405,841
	21,090,614	817,532	-	21,908,146
Castle Black Rock
Acquisition costs	140,426	-	-	140,426
Deferred exploration	332,135	43,534	-	375,669
	472,561	43,534	-	516,095
Grassy Mountain
Acquisition costs	2,261,299	-	-	2,261,299
Deferred exploration	1,100,279	107,221	-	1,207,500
	3,361,578	107,221	-	3,468,799
Hog Ranch
Acquisition costs	443,838	-	-	443,838
Deferred exploration	762,498	70,982	-	833,480
	1,206,336	70,982	-	1,277,318
KSM
Acquisition costs	15,306,546	-	-	15,306,546
Deferred exploration	10,008,860	10,824,843	-	20,833,703
	25,315,406	10,824,843	-	36,140,249
Quartz Mountain
Acquisition costs	357,139	-	-	357,139
Deferred exploration	94,258	-	-	94,258
	451,397	-	-	451,397
Red Mountain
Acquisition costs	82,090	-	-	82,090
Deferred exploration	1,028,530	296,160	-	1,324,690
	1,110,620	296,160	-	1,406,780
Pacific Intermountain Gold Corp.
Acquisition costs	-	-	-	-
Deferred exploration	3,000,032	462,223	(14,175)	3,448,080
	3,000,032	462,223	(14,175)	3,448,080
Other Nevada Projects
Acquisition costs	20,000	-	-	20,000
Deferred exploration	322,925	69,185	-	392,110
	342,925	69,185	-	412,110
Noche Buena, Mexico
Acquisition costs	4,888,270	1,820,609	(6,708,879)	-
Deferred exploration	1,428,111	276,482	(1,704,593)	-
	6,316,381	2,097,091	(8,413,472)	-
Total
Acquisition costs	31,901,913	1,920,609	(6,708,879)	27,113,643
Deferred exploration	30,765,937	12,868,162	(1,718,768)	41,915,331
Total Mineral Interests	$62,667,850	$14,788,771	$(8,427,647)	$69,028,974

		2007
Property and Expense	Balance, December 31, 2006	Expenditures	Recoveries	Balance, December 31, 2007
Courageous Lake
Acquisition costs	$8,302,305	$100,000	$-	$8,402,305
Deferred exploration	12,072,797	615,512	-	12,688,309
	20,375,102	715,512	-	21,090,614
Castle Black Rock
Acquisition costs	140,426	-	-	140,426
Deferred exploration	289,198	42,937	-	332,135
	429,624	42,937	-	472,561
Grassy Mountain
Acquisition costs	2,261,299	-	-	2,261,299
Deferred exploration	986,741	113,538	-	1,100,279
	3,248,040	113,538	-	3,361,578
Hog Ranch
Acquisition costs	443,838	-	-	443,838
Deferred exploration	700,888	61,610	-	762,498
	1,144,726	61,610	-	1,206,336
KSM (Kerr-Sulphurets-Mitchell)
Acquisition costs	15,061,208	245,338	-	15,306,546
Deferred exploration	3,717,826	6,291,034	-	10,008,860
	18,779,034	6,536,372	-	25,315,406
Quartz Mountain
Acquisition costs	357,139	-	-	357,139
Deferred exploration	85,348	8,910	-	94,258
	442,487	8,910	-	451,397
Red Mountain
Acquisition costs	82,090	-	-	82,090
Deferred exploration	859,180	169,350	-	1,028,530
	941,270	169,350	-	1,110,620
Pacific Intermountain Gold Corp.
Acquisition costs	-	-	-	-
Deferred exploration	2,488,602	556,261	(44,831)	3,000,032
	2,488,602	556,261	(44,831)	3,000,032
Other Nevada Projects
Acquisition costs	20,000	-	-	20,000
Deferred exploration	254,602	68,323	-	322,925
	274,602	68,323	-	342,925
Noche Buena, Mexico
Acquisition costs	4,888,270	-	-	4,888,270
Deferred exploration	250,423	1,177,688	-	1,428,111
	5,138,693	1,177,688	-	6,316,381
Total
Acquisition costs	31,556,575	345,338	-	31,901,913
Deferred exploration	21,705,605	9,105,163	(44,831)	30,765,937
Total Mineral Interests	$53,262,180	$9,450,501	$(44,831)	$62,667,850

		2006
Property and Expense	Balance, December 31, 2005	Expenditures	Recoveries	Balance, December 31, 2006
Courageous Lake
Acquisition costs	$8,252,305	$50,000	$-	$8,302,305
Deferred exploration	7,519,488	4,553,309	-	12,072,797
	15,771,793	4,603,309	-	20,375,102
Castle Black Rock
Acquisition costs	140,426	-	-	140,426
Deferred exploration	243,642	45,556	-	289,198
	384,068	45,556	-	429,624
Grassy Mountain
Acquisition costs	2,261,299	-	-	2,261,299
Deferred exploration	844,548	142,193	-	986,741
	3,105,847	142,193	-	3,248,040
Hog Ranch
Acquisition costs	443,838	-	-	443,838
Deferred exploration	629,850	71,038	-	700,888
	1,073,688	71,038	-	1,144,726
KSM
Acquisition costs	465,542	14,595,666	-	15,061,208
Deferred exploration	61,382	3,656,444	-	3,717,826
	526,924	18,252,110	-	18,779,034
Quartz Mountain
Acquisition costs	357,139	-	-	357,139
Deferred exploration	85,348	-	-	85,348
	442,487	-	-	442,487
Red Mountain
Acquisition costs	82,090	-	-	82,090
Deferred exploration	690,720	168,460	-	859,180
	772,810	168,460	-	941,270
Pacific Intermountain Gold Corp.
Acquisition costs	14,860	-	(14,860)	-
Deferred exploration	2,060,644	472,568	(44,610)	2,488,602
	2,075,504	472,568	(59,470)	2,488,602
Other Nevada Projects
Acquisition costs	20,000	-	-	20,000
Deferred exploration	193,416	61,186	-	254,602
	213,416	61,186	-	274,602
Noche Buena, Mexico
Acquisition costs	28,901	4,859,369	-	4,888,270
Deferred exploration	-	250,423	-	250,423
	28,901	5,109,792	-	5,138,693
Total
Acquisition costs	12,066,400	19,505,035	(14,860)	31,556,575
Deferred exploration	12,329,038	9,421,177	(44,610)	21,705,605
Total Mineral Interests	$24,395,438	$28,926,212	$(59,470)	$53,262,180

Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.

The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own.  The Company intends to either sell projects or participate in joint ventures towards production with major mining companies.

a)  Courageous Lake
In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited (“the Vendors”) for US$2.5 million. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

The Vendors were granted a 2% net smelter royalty interest in the project.  In addition, the Company agreed to pay the Vendors US$1.5 million when the spot price of gold closed at or above US$360 per ounce for 10 consecutive days (paid in March 2003), and pay the Vendors US$1.5 million when the spot price of gold closed at or above US$400 per ounce or a production decision was made at Courageous Lake, whichever occurred earlier (paid in February 2004).

In 2004, an additional property was optioned in the area.  Under the terms of the agreement, the Company paid $50,000 on closing and was required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year.  In addition, the property may be purchased at any time for $1,250,000 with all option payments being credited against the purchase price.

b)  Castle Black Rock
The Company entered into a mining lease agreement dated August 15, 2000, and amended on August 1, 2001, with respect to mineral claims located in Esmeralda County, Nevada, USA. In 2002, the Company paid US$17,500 and in 2003, US$25,000 in advance royalties and is required to pay further advance royalties of US$25,000 each August 15 thereafter and to pay a production royalty, varying with the price of gold, of 3% to 5%, and a 3.5% royalty on gross proceeds from other metals produced. The Company has the right to purchase 50% of the production royalty for US$1.8 million.

c)  Grassy Mountain
In 2000, the Company acquired an option on a 100% interest in mineral claims located in Malheur County, Oregon, USA. During 2002, the Company paid US$50,000 in option payments. On December 23, 2002, the agreement was amended and the Company made a further option payment of US$300,000 and in March 2003 acquired the property for a payment of US$600,000.  As part of the acquisition of the Grassy Mountain property, the Company acquired one million shares of a U.S. based private exploration company at US$0.50 per share which represented approximately 6.9% of the private company’s issued and outstanding shares.  Subsequently, the private company was merged with Atlas Precious Metals Inc. (“APMI”).  On the merger, the Company’s one million shares of the private company were converted into 1,200,000 common shares of APMI representing approximately 5.7% of APMI’s issued and outstanding shares. At December 31, 2006, the Company wrote off the value of its investment, as APMI had not been able to secure financing due to perceived political risks in the jurisdiction where its main asset is located.

d)  Hog Ranch
In 2000, the Company entered into a mining lease agreement for mineral claims located in Washoe County, Nevada. Advance royalties were established at US$15,000 payable on November 15, 2006; US$17,500 on November 15, 2007; and US$20,000 on November 15, 2008 and, each November 15 thereafter. A production royalty is payable varying with the price of gold, ranging from 3% to 5%, plus a 3.5% royalty on the gross proceeds from other metals.  40% of the production royalty may be purchased by the Company for US$2 million.

In August 2003, the Company optioned a 60% interest in the Hog Ranch project in Nevada, USA to Romarco Minerals Inc. (“Romarco”).  Under the terms of the agreement the Company received 200,000 shares of Romarco valued at $52,000 in 2003 and in 2004 received 200,000 shares valued at $45,000 which amounts were shown as a recovery of mineral interests and as investments included in marketable securities on the balance sheet.  In February 2005, Romarco terminated its option on the Hog Ranch property.

In February 2009, the Company optioned the property to Icon Industries Ltd. (“ICON”).  The terms of the agreement require ICON to issue 1 million common shares and pay $500,000 on closing and issue a further 1 million common shares and pay a further $525,000 within 12 months of the agreement being accepted by the TSX Venture Exchange.

e)  KSM (Kerr-Sulphurets-Mitchell)
In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to maximum aggregate royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

In 2002, the Company optioned the property to Noranda Inc. (which subsequently became Falconbridge Limited and then Xstrata plc.) which could earn up to a 65% interest by incurring exploration expenditures and funding the cost of a feasibility study.

In April 2006, the Company reacquired the exploration rights to the KSM property in British Columbia, Canada from Falconbridge Limited. On closing of the formal agreement in August 2006, the Company issued Falconbridge 200,000 common shares of the Company with a deemed value of $3,140,000 excluding share issue costs.  The Company also issued 2 million warrants to purchase common shares of the Company at $13.50 each. The warrants were to become exercisable five years from the date each new ounce of gold resources was declared (up to 2 million ounces of gold) for work undertaken on the property through the year 2010. At closing of the formal agreement in August 2006 the fair value of warrants was estimated at $11,436,000 using a Black-Scholes option-pricing model, using a volatility of 60%, interest rate of 4% and expected life of 1.5 years.   Falconbridge also had a right of first refusal should the Company desire to sell all or any portion of its interest therein.  On February 20, 2007, the Company announced a new mineral resource at the Mitchell zone of the property based on the 2006 drilling program and consequently the above 2 million warrants became exercisable.  The 2,000,000 warrants were exercised in May and June 2007 and proceeds of $27,000,000 were received by the Company.

f)  Quartz Mountain
In 2001, the Company purchased a 100% interest in mineral claims in Lake County, Oregon. The vendor retained a 1% net smelter royalty interest on unpatented claims acquired and a 0.5% net smelter royalty interest was granted to an unrelated party as a finder’s fee.  In October 2003, the Company optioned a 50% interest in the Quartz Mountain project in Oregon, USA to Energy Metals Corp. (formerly Quincy Resources Inc.). The current gold resource known on the property was excluded from the agreement.  The terms of the agreement required Quincy to incur US$1.5 million in exploration and issue 250,000 of its shares in stages by October 2008. Quincy did not satisfy its obligations under the agreement and the option has been terminated.

g)  Red Mountain
In 2001, the Company purchased a 100% interest in an array of assets associated with mineral claims in the Skeena Mining Division, British Columbia, together with related project data and drill core, an owned office building and a leased warehouse, various mining equipment on the project site, and a mineral exploration permit which is associated with a cash reclamation deposit of $1 million.

The Company assumed all liabilities associated with the array of assets acquired, including all environmental liabilities, all ongoing licensing obligations and ongoing leasehold obligations including net smelter royalty obligations on certain mineral claims ranging from 2.0% to 6.5% as well as an annual minimum royalty payment of $50,000.

h)  Pacific Intermountain Gold Corporation
During 2002, the Company and an unrelated party incorporated Pacific Intermountain Gold Corporation (“PIGCO”). The Company funded PIGCO’s share capital of $755,000 and received a 75% interest. The other party provided the exclusive use of an exploration database and received a 25% interest. The value associated with the use of this database, being the minority interest in PIGCO at December 31, 2002 was charged to operations as PIGCO exploration. Subsequent to 2002, funding for deferred exploration expenditures has been by way of loans to PIGCO.  In July 2004, the Company acquired the 25% interest in PIGCO which it did not own by forgiving debt of approximately $65,000 and agreeing to pay 10% of the proceeds of any sale of projects to third parties.  The minority interest liability value amounting to $207,369 was eliminated and the amount reduced PIGCO deferred exploration expenses on the balance sheet.

i)  Noche Buena, Mexico
In April 2006, the Company acquired 100% interest in the Noche Buena gold project in the Sonora district of Mexico for US$4,350,000 in cash. In January 2008, the Company reported increased NI-43-101 mineral resources resulting from the 2007 drilling program.

In February 2008, the Company acquired the surface rights encompassing the Noche Buena property in Mexico for US$1,780,000.  The agreement was in the form of a lease but by virtue of the terms of the acquisition, the lease has been determined to be a capital lease.

In December 2008, the Company sold the project for US$25 million ($30,842,000) in cash less a commission to the Company’s agent of $2,538,000.  A further US$5 million is payable by the purchaser upon commencement of commercial production from the property and a 1.5% net smelter royalty is payable on all production of gold sold for US$800 per ounce or greater.  In connection with the sale, the Company accrued income taxes payable amounting to $5,326,000 (approximately 60 million Mexican pesos) to the government of Mexico as at December 31, 2008...

5.	RECLAMATION DEPOSITS AND PROVISIONS FOR RECLAMATION LIABILITIES
The reclamation deposits consist of short-term investments or cash deposits held as security for either the governments in Canada or the USA to cover estimated reclamation liabilities on various exploration properties.

The balance in the provision for reclamation liabilities is as follows:

Amount
Balance at December 31, 2006	$1,529,948
Additional reclamation liability	173,862
Accretion	145,665
Balance at December 31, 2007	1,849,475
Reduction of reclamation liability - net	(9,200)
Accretion	158,713
Balance at December 31, 2008	$1,998,988

The fair value of the asset retirement obligations was calculated using the total undiscounted cash flows required to settle estimated obligations (estimated to be $4,997,000), expected timing of cash flow payments required to settle the obligations between 2009 and 2020, credit-adjusted risk-free discount rates of 7.9% to 8.76% and an inflation rate of 2.0%.  During 2007, a liability was set up for the KSM project amounting to $149,862 and a deposit of $200,000 was given as security.

6.	SHAREHOLDERS’ EQUITY

a) Share Capital
	Shares	Amount
Authorized
Unlimited number of common shares without par value Unlimited number of preference shares (none issued)
Issued – Common shares
Balance, December 31, 2005	32,106,685	$52,914,945
Issued during year
For cash, exercise of stock options	584,000	584,780
For cash, private placements	1,200,000	12,008,144
Acquisition of mineral interest (Note 4(e))	200,000	3,092,778
Value of stock options exercised	-	80,674
Renunciation of flow-through share value (ii)	-	(1,906,684)
	1,984,000	13,859,692
Balance, December 31, 2006	34,090,685	66,774,637
Issued during year
For cash, exercise of stock options	1,207,200	4,327,426
For cash, exercise of share purchase warrants (Note 4(e))	2,000,000	27,000,000
Value of warrants and stock options exercised	-	12,840,972
Renunciation of flow-through share value (ii)	-	(1,206,562)
	3,207,200	42,961,836
Balance, December 31, 2007	37,297,885	109,736,473
Issued during year
For cash, exercise of stock options	50,800	383,126
Value of stock options exercised	-	101,173
	50,800	484,299
Balance, December 31, 2008	37,348,685	$110,220,772

(i)	In April 2006, the Company completed a private placement consisting of 875,000 common shares for gross proceeds of $8,443,750.

In June 2006, the Company completed a private placement flow-through financing of 325,000 common shares for gross proceeds of $3,656,250.  Under the terms of the financing the Company will renounce to the investors the Canadian Exploration Expenses (“CEE”) incurred with the proceeds of the financing.

(ii)
In January 2007, the Company renounced $3,656,250 (2006 - $5,278,750, 2005 - $2,272,500) in Canadian Exploration Expenses to investors of flow-through shares in 2006, 2005 and 2004, respectively.  The tax value of these renunciations has been recorded as a future tax liability and charged against share capital.

Capital Management
The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties that would be accretive and meaningful to the Company.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended December 31, 2008.

The Company is not subject to externally imposed capital requirements.

b)  Stock Options Outstanding
The Company provides compensation to directors, employees and consultants in the form of stock options.  Certain option grants to directors and senior management are subject to a two-tiered vesting policy designed to better align option compensation with the interests of shareholders.  Grants to other employees and consultants do not have the two-tiered provision.

The two-tier option grants require a certain share price above the grant date price for 10 successive days for the first third to vest, a higher share price for the second third to vest and a further higher share price for the final third to vest. Once the share price has met the first test, the Company’s share price performance must have exceeded the S&P/TSX Global Gold Index by more than 20% over the preceding six months or these options would be cancelled.

The Board has granted the following two-tiered options:

Date of Grant	Number	Exercise Price	Share Price Vesting	Year Vested
August 2002	600,000	$2.20	$6, $9, $12	2005 and 2006
August 2004	100,000	$3.37	$6, $9, $12	2005 and 2006
January 2005	50,000	$4.00	$6, $9, $12	2005 and 2006
January 2006	875,000	$10.56	$15, $18, $21	2006 and 2007
August 2007	120,000	$29.60	$34, $37, $40	40,000 in 2008

The weighted average grant date fair value of the 180,000 options granted during 2008 which were not subject to the two-tiered vesting policy described above was $15.07 (2007 - $9.73, 2006 - $2.70).  The grant of these 180,000 options resulted in compensation costs totaling $1,165,710 compared to 200,000 options resulting in compensation of $1,945,640 during 2007 and 15,000 options resulting in compensation costs totaling $40,485 during 2006.  150,000 of the 2008 options will vest over the period March 2009 to December 2009 and consequently $436,463 was expensed in 2008 and $729,247 will be expensed in 2009. The fair value of the options granted is estimated on the dates of grant using a Black-Scholes option-pricing model with the following assumptions:

	2008	2007	2006
Dividend yield	Nil	Nil	Nil
Expected volatility	64%	55%	65%
Risk free rate of return	2.2%	4.3%	3.8%
Expected life of options	4.3 years	2.7 years	1 year

The weighted average grant date fair value of the 120,000 two-tiered options granted during 2007 and approved by shareholders in June 2008 was $7.63.  The fair value of the options granted was estimated on the date of grant using a Monte Carlo simulation and a binomial option-pricing model to consider the two-tier vesting probabilities using the following assumptions:

Dividend yield	Nil
Expected volatility	61%
Risk free rate of return	3.4%
Expected life of options	4.1 years

The estimated fair value of the 120,000 two-tiered options granted in 2007 amounted to $915,160.  In 2008, after the options were approved by shareholders, the $34 per share vesting requirement had been met.  During 2008, $418,084 of this amount was expensed and the balance of $497,076 will be expensed over the vesting period.

A summary of the status of the plans at December 31, 2008 and changes during the years are presented below:

	Shares	Weighted Average Exercise Price	Amount
Outstanding, December 31, 2005	1,879,500	2.21	959,543
Granted	890,000	10.55	1,681,995
Exercised	(584,000)	(1.00)	(80,674)
Value of 2002-2005 options vested	-	-	296,812
Outstanding, December 31, 2006	2,185,500	5.93	2,857,676
Granted	200,000	25.29	948,448
Exercised	(1,207,200)	(3.58)	(1,404,973)
Value of 2006 options vested	-	-	1,881,823
Outstanding, December 31, 2007	1,178,300	11.62	4,282,974
Granted	300,000	20.88	854,547
Exercised	(50,800)	(7.54)	(101,173)
Value of 2007 options vested	-	-	997,457
Outstanding, December 31, 2008	1,427,500	$13.71	$6,033,805

Number of Shares	Options Vested	Option Price Per Share	Expiry Date
37,500	37,500	$5.65	January 13, 2009
100,000	100,000	$3.37	August 13, 2009
65,000	65,000	$4.00	January 11, 2010
30,000	30,000	$9.50	December 20, 2010
725,000	725,000	$10.56	January 4, 2011
30,000	30,000	$13.77	January 17, 2012
260,000	180,000	$29.60	August 8, 2012
15,000	15,000	$28.58	January 14, 2009
30,000	-	$26.64	March 3, 2013
15,000	15,000	$14.65	September 3, 2009
120,000	-	$10.54	December 4, 2013
1,427,500	1,197,500	$13.71

In addition to the 1,427,500 options outstanding there were 515,000 options granted to officers and directors in December 2008, subject to amendments in the share option plan and the approval of shareholders at the next meeting of shareholders.   In addition, there were 10,000 one-year options granted to a consultant in September 2008, which vest only after certain services have been rendered.  The terms of the services have not been completed at December 31, 2008 and consequently no value has been determined for these options.

c)  Share Purchase Warrants
The Company’s movement in share purchase warrants is as follows:

	Number of Warrants	Amount
Balance at December 31, 2005	-	$-
Issued for mineral property	2,000,000	11,436,000
Balance at December 31, 2006	2,000,000	11,436,000
Exercised	(2,000,000)	(11,436,000)
Balance at December 31, 2007 and 2008	-	$-

The grant date fair value of the 2,000,000 warrants was deemed to be $5.72 each.  The fair value of the warrants granted was estimated on the date of grant using a Black-Scholes option-pricing model with the following assumptions:

Dividend yield	Nil
Expected volatility	60%
Risk free rate of return	4%
Expected life of warrants	1.5 years

7.	RELATED PARTY TRANSACTIONS
a)
During the year, a private company controlled by a director of the Company was paid $14,800 (2007 - $33,300, 2006 - $33,900) for technical services provided by his company related to the mineral properties.

b)	During the year, a private company controlled by a second director was paid $250,000 (2007 - $360,000, 2006 - $144,000) for consulting services rendered.

c)	During the year, a third director was paid $16,600 (2007 - $17,300, 2006 - $18,000) for geological consulting services.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.	FINANCIAL INSTRUMENTS
The Company's financial risk exposures and the impact on the Company's financial instruments are summarized below:

Credit Risk
The Company's credit risk is primarily attributable to short-term investments included in cash and cash equivalents and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. Short-term deposits consist of Canadian Schedule A bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity, for which management believes the risk of loss to be remote. Financial instruments included in amounts receivable and prepaid expenses consist of goods and services tax due from the Federal Government of Canada. Management believes that the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses to be remote.  The Company also has investments in other publicly listed exploration companies which are included in marketable securities.  These shares were received as part of option payments on certain exploration properties the Company owns.  The credit risk on these investments is significant due to the nature of the business but the amounts are not significant to the Company.

Liquidity Risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2008, the Company had cash balances of $8,099,000 (December 31, 2007 - $1,416,000) to settle current liabilities of $8,695,000 (December 31, 2007 - $679,000). At December 31, 2008, the Company also had bank-guaranteed short-term deposits of $30,896,000 which mature in December 2008, but are cashable in whole or in part with interest at any time to maturity.  All of the Company's financial liabilities have contractual maturities of 30 days and are subject to normal trade terms.

Market Risk
(a) Interest Rate Risk
The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in Canadian bank guaranteed notes. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

(b) Foreign Currency Risk
The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian, US dollars and Mexican pesos. The Company funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. In December 2008, the Company sold the Mexican property Noche Buena at a profit which attracted income taxes payable in Mexican pesos.  The income taxes were paid in January 2009 and there is no further exposure to the Mexican peso currency.  Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and therefore does not hedge its foreign exchange risk.

Sensitivity Analysis
The Company has designated its cash and cash equivalents and short term deposits as held-for-trading, which are measured at fair value. Financial instruments included in amounts receivable and prepaid expenses are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

As at December 31, 2008, the carrying and fair value amounts of the Company's financial instruments are the same.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a year:

(i) Short term deposits are re-invested each 30 days to one year. The investments held at December 31, 2008 are one-year notes but are cashable in whole or in part with interest at any time to maturity.  Sensitivity to a plus or minus 1% change in rates would affect net loss by $309,000 on an annualized basis.

(ii) At December 31, 2008, the Company had net current liabilities in US dollars of $154,000, which with a 10% change in exchange rates, would affect net income by $15,000. At December 31, 2008, the Company had income taxes and other payables of 60,841,000 Mexican pesos ($5,386,000) which were satisfied in January 2009 for $5,354,000.

(iii) Price risk is remote since the Company is not a producing entity.

9.	INCOME TAXES
Income (taxes) recoveries varies from the amounts that would be computed by applying the basic federal and provincial income tax rates aggregating to 33.5% (2007 – 36.12%, 2006 – 36.12%) as follows:

	2008	2007	2006

Statutory rate applied to (profit) loss for year	$(5,124,052)	$2,225,636	$1,880,654
Non deductible items	(700,000)	(1,026,000)	(785,000)
Non taxable portion of gain on sale of Noche Buena	3,331,754	-	-
Difference in foreign tax rate	(2,260,445)	-	-
Loss not tax benefited	(253,246)	-	-
Valuation allowance	-	(1,199,636)	(1,095,654)
Reduction in valuation allowance	-	620,000	1,906,684
	$(5,005,989)	$620,000	$1,906,684

Significant components of the Company’s future tax assets and liabilities are as follows:

	2008	2007
Future income tax assets (liabilities)
Mineral interests	$(3,068,000)	$(2,754,000)
Property and equipment	36,000	21,000
Share issue costs	32,000	68,000
Non capital losses	3,637,000	2,783,000
Provision for reclamation liabilities	565,000	220,000
Unrealized capital losses	31,000	293,000
	1,233,000	631,000
Valuation allowance	(1,233,000)	(1,218,000)
Future income tax liabilities, net	$-	$(587,000)

A future tax asset of approximately $3,218,000 (2007 - $3,128,000) in one Canadian entity has been offset with a future tax liability in another Canadian entity on the basis that management has undertaken to carry out tax planning measures when required.

The Company has accumulated non-capital losses for Canadian tax purposes of approximately $11,523,000 which expire in various years to 2027 as follows:

2009	$735,000
2010	707,000
2014	943,000
2015	1,092,000
2026	2,140,000
2027	3,160,000
2028	2,746,000
$11,523,000

The tax value of the non-capital losses is included in the future tax assets above.

10.	COMMITMENTS
The Company is committed to payments for an operating lease for business premises as follows:

2009	$113,000
2010	$113,000
2011	$113,000
2012	$38,000